NEWS RELEASE


                                        For Further Information Contact:
                                        Greg D. Kerley
                                        Senior Vice President and
                                          Chief Financial Officer
                                        (501) 521-1141


                 SOUTHWESTERN ENERGY COMPANY EXTENDS AND AMENDS
                 ----------------------------------------------
                           SHARE PURCHASE RIGHTS PLAN
                           --------------------------


         Fayetteville, Arkansas -- April 7, 1999...Southwestern Energy Company (NYSE: SWN) announced today that its Board of Directors approved certain amendments to the Company's Share Purchase Rights Plan, including an extension of the Plan for an additional 10 years. The Rights Plan, originally adopted in May 1989, will now expire on April 11, 2009.
         Each certificate for outstanding shares of Southwestern Energy common stock represents, and will continue to represent, an equal number of Rights, which are not currently exercisable. The amended Plan specifies that if a third party or group acquires 15% or more of Southwestern Energy common stock (other than pursuant to a tender offer for all outstanding shares on terms approved by the Board of Directors) or if the Board determines that a person or group that has acquired 10% of the common stock presents a threat to the long-term best interests of the Company or its stockholders, the Rights will become exercisable and the Rights holders (other than such triggering acquiror) will be entitled to purchase for the $40 exercise price Southwestern Energy common stock with a market value of $80. Similarly, if Southwestern Energy is acquired in a merger or other business combination after the Rights become exercisable, each Right will entitle the holder to purchase shares of the acquiror's common stock having a market value equal to twice the Right's exercise price.
         "This amendment and extension of our Rights Plan will not prevent an acquisition of the Company that the Board of Directors determines provides a full price for all shareholders," stated Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "It is designed to deter acquisition attempts involving coercive techniques or an inadequate price that the Board determines are not in the best interests of shareholders."
         Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in gas and oil exploration and production, natural gas gathering, transmission, marketing, and natural gas distribution. For more information about Southwestern, please visit our web site at www.swn.com.
-----------

                                      # # #